HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                (303) 839-0061


                                December 13, 2016


Ruairi Regan
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   The Pulse Beverage Corporation
            Preliminary Proxy Statement on Schedule 14A
            File No 000-53586


Dear Mr. Regan:

     This office represents The Pulse Beverage Corporation. We are writing in reference to the staff's letter dated December 9, 2016. As you know, the purpose of the Company's proxy statement is to approve an amendment to the Company's Articles of Incorporation to increase the Company's authorized capital. Under Nevada law, any amendment to the Company's Articles of Incorporation requires the approval of the Company's shareholders. However, Nevada law permits shareholders owning a majority of the Company's issued and outstanding shares to approve, without a meeting, any matter which would otherwise need to be submitted to the Company's shareholders. Since the amendment to the Articles of Incorporation must be approved by the Company's shareholders, we do not believe that Item 18 of Schedule 14A is applicable.

     Nevertheless, we believe that the staff may be curious as to why the Company did not use an information statement pursuant to Schedule 14C, as opposed to a proxy statement pursuant to Schedule 14A. The reason for this lies in Rule 14c-2(b) which provides that an information statement must be mailed to the Company's shareholders at least 20 calendar days prior to the date on which the corporate action may be taken. In contrast, if a proxy statement is used pursuant to Schedule A, a meeting of the Company's shareholders can be held, and the corporate action can be approved, ten days after the proxy statement is mailed to the Company's shareholders.

     By using a proxy statement, the corporate action, which in this case is an amendment to the Company's Articles of Incorporation, can be taken ten days earlier than if an information statement is used.



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     If you should have any questions  concerning the  foregoing,  please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart























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